UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Grupo Financiero Santander México Announces Change of CEO.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:		/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: June 17, 2022

Item 1

BANCO FINANCIERO SANTANDER MÉXICO ANNOUNCES CHANGE OF CEO

Mexico City, Mexico, June 17, 2022 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México”) announced today that its President and Chief Executive Officer, Mr. Héctor Grisi Checa, has been appointed Group Chief Executive Officer of Banco Santander S.A., effective as of January 1st, 2023, subject to obtaining the relevant regulatory approvals, replacing José Antonio Álvarez Álvarez, who will continue as non-executive Vice President of the Board once the transition period ends.

Mr. Grisi Checa will continue as President and Chief Executive Officer (CEO) of Grupo Financiero Santander Mexico and Banco Santander México until December 31st, 2022. The Board of Directors of Banco Santander México and its Nomination, Compensation and Corporate Practices Committee will start the process to select the new Chief Executive Officer of Santander México starting on January 1st, 2023, taking into consideration the succession plans that have been reviewed and approved with the aim of guaranteeing a smooth transition.

Mr. Grisi Checa joined Grupo Financiero Santander México as its President and CEO in December 2015. Since then, he has led the transformation of Santander México into the second largest bank in Mexico in terms of assets, executing an investment plan of over US$1.0 billion, while strengthening the bank’s capabilities to offer a better service to its customers.

Laura Díez Barroso, Chairman of the Board of Santander México highlighted that “we feel very honored by Mr. Grisi Checa’s appointment as Group CEO of Banco Santander; it is a recognition of his talent and leadership to head such an important global institution and it is the highest-ranked position ever held by a Mexican citizen in the global bankingindustry. The Board of Directors is responsible for the succession plan, and thus we will now focus on finding the best successor for Héctor, with the aim of guaranteeing a smooth transition, maintaining our strategy and vision.”

Mr. Grisi Checa commented “I have had the great opportunity to lead a team of more than 25,000 employees that transformed the operations and culture of Banco Santander México, despite enduring a highly complex environment. We all strengthen our franchise, our technology, and launched a very solid financial inclusion initiative with social impact, while laying the foundations to become the best bank in Mexico in the short term. I now assume my new responsibility to lead a team of almost 200,000 people worldwide to continue building the best global financial services platform in order to contribute to the progress of our customers and communities in a responsible and sustainable way.”

Material Fact
Banco Santander México

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2022, Banco Santander México had total assets of Ps.1,734 billion and more than 20.1 million customers. Headquartered in Mexico City, the Company operates 1,345 branches and offices nationwide and has a total of 25,342 employees.

Investor Relations Contacts

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander México